Resignation of a Audit Committee Member

Woori Finance Holdings Co., Ltd. announced the resignation of one of its audit committee members on March 30, 2012.

Key Details

•	Details of the resigning audit committee member

1)	Name: Kwang-Yie Kim

2) Beginning Date of Tenure: March 25, 2011

3) Ending Date of Tenure: March 24, 2013

•	Date of Resignation: March 30, 2012

•	Details of the audit committee members after the resignation

1)	Number of standing directors on the audit committee: 0

2)	Number of non-standing directors on the audit committee: 5